As filed with the Securities and Exchange Commission on March 25, 2022

Investment Company Act File No. 811-22107

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement

Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2 – Final Amendment)

SEI STRUCTURED CREDIT FUND, LP

(Name of Issuer)

SEI STRUCTURED CREDIT FUND, LP

(Names of Person Filing Statement)

LIMITED PARTNERSHIP INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

David F. McCann, Esq.

c/o SEI Investments Management Corporation

One Freedom Valley Drive

Oaks, Pennsylvania 19456

Telephone: (610) 676-3649

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

COPIES TO:

Timothy W. Levin, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

Telephone: (215) 963-5000

March 25, 2022

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation*	$100,000,000.00	Amount Of Filing Fee**	$9,270.00

*	Calculated as the aggregate maximum purchase price for limited partnership interests.

**	Calculated at $92.70 per $1,000,000 of the Transaction Valuation.

[ X ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,270	Form or Registration No.: SC TO-I
Filing Party: SEI Structured Credit Fund, LP	Date Filed: March 25, 2022

[ ]	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x ]

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 25, 2022, (the “Schedule TO”) by the SEI Structured Credit Fund, LP (the “Fund”), relating to the offer by the Fund to purchase an amount of limited partner interests of the Fund (the “Shares”) from the investors of the Fund (the “Investors”) for cash on the terms and conditions set forth in the Offer to Purchase dated March 24, 2022 and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment No. 2 also replaces in its entirety Amendment No. 1 that was filed by the Fund with the Securities and Exchange Commission on July 22, 2022. The Fund offered to purchase up to $100 million at a price equal to the net asset value of Interests or portions thereof properly tendered as of June 30, 2022 (the “Valuation Date”). This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-(4)(c)(4) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits to the Statement on March 25, 2022.

Pursuant to the terms and conditions set forth in the Offer, the Fund elected to accept the Interests tendered at a net asset value of $100,000,000 as determined as of June 30, 2022.

The Offer terminated at 5:00 p.m., Eastern time,on April 25, 2022. More than $100,000,000 in Interests were duly tendered and not withdrawn. Because the amount of Interests tendered exceeds $100,000,000, the Offer has been oversubscribed. Therefore, in accordance with the terms and conditions set forth in the Offer, the Fund elected to purchase Interests tendered from all tendering investors on a pro rata basis, as determined as of June 30, 2022. Accordingly, on a pro rata basis, approximately 86.6% of Interests tendered for each investor who properly tendered Interests have been accepted for payment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEI STRUCTURED CREDIT FUND, LP

		By:	/s/ David F. McCann
			Name:	David F. McCann
			Title:	Vice President & Assistant Secretary

Dated:	August 22, 2022